                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)(1)



                                  SAFEWAY INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   786514-20-8
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  786514-20-8                  13G            PAGE  2    OF   6   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             SSI PARTNERS, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        23,405,953*
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  23,405,953*
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             23,405,953*
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             9.6%*
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

*SSI Partners, L.P. may be deemed to beneficially own warrants to purchase an aggregate of 23,405,953 shares of common stock of Safeway Inc. (after giving effect to a two-for-one stock split effected in January 1996).

ITEM 1.

        (A)    NAME OF ISSUER:

                      Safeway Inc.

        (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      5918 Stoneridge Mall Road
                      Pleasanton, California 94588

ITEM 2.

        (A)    NAME OF PERSON FILING:

                      SSI Partners, L.P.

        (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      9 West 57th Street
                      New York, New York 10019

        (C)    CITIZENSHIP:

                      Delaware

        (D)    TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $.01 per share

        (E)    CUSIP NUMBER:

                      786514-20-8

ITEM 3. Not applicable

ITEM 4. OWNERSHIP

        (A)    AMOUNT BENEFICIALLY OWNED:

                      SSI Partners, L.P., a Delaware limited partnership, is the sole general partner of SSI Equity Associates, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of common stock of Safeway Inc. beneficially owned by SSI Equity Associates, L.P. As of December 31, 1996, SSI Equity Associates, L.P. was the registered holder of warrants to purchase an aggregate of 23,405,953 shares of common stock of Safeway Inc. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell and Paul E. Raether are the general partners of SSI Partners, L.P., and may be deemed to share beneficial ownership of any shares of common stock of Safeway Inc. that SSI Partners, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

                                     Page 3 of 6 pages.

        (B)    PERCENT OF CLASS:

                      9.6% (upon issuance of common stock of Safeway Inc. after exercise of warrants to purchase an aggregate of 23,405,953 shares of such common stock, after giving effect to a two-for-one stock split effected in January 1996)

        (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                             -0-

               (ii)   Shared power to vote or to direct the vote:

                             23,405,953     (represents an aggregate of
                                            23,405,953 shares of common stock of
                                            Safeway Inc. issuable upon exercise
                                            of warrants, after giving effect to
                                            a two-for-one stock split effected
                                            in January 1996)

               (iii)  Sole power to dispose or to direct the disposition of:

                             -0-

               (iv)   Shared power to dispose or to direct the disposition of:

                             23,405,953     (represents an aggregate of
                                            23,405,953 shares of common stock of
                                            Safeway Inc. issuable upon exercise
                                            of warrants, after giving effect to
                                            a two-for-one stock split effected
                                            in January 1996)

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.


                               Page 4 of 6 pages.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           Not applicable.


                               Page 5 of 6 pages.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                                         SSI PARTNERS, L.P.



                                         By: /s/ George R. Roberts
                                             ---------------------------------
                                                 Name:  George R. Roberts
                                                 Title: General Partner



                               Page 6 of 6 pages.